CYNTHIA M. KRUS DIRECT LINE: 202.383.0218 E-mail: Cynthia.krus@sutherland.com
December 10, 2015
VIA EDGAR
U.S. Securities and Exchange Commission
Attention: John Ganley/ Jason Fox
100 F Street, N.E.
Washington, D.C. 20549
Re:    Griffin-Benefit Street Partners BDC Corp.
Registration Statement on Form N-2 (File No. 333-196520)
Dear Mr. Ganley:
On behalf of Griffin-Benefit Street Partners BDC Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on November 24, 2015, regarding accounting comments with respect to the Company’s Registration Statement on Form N-2 (File No. 333-196520), as amended, and the prospectus contained therein (the “Prospectus”). The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses.

1.
The Prospectus references that, after the minimum offering requirement is met, the Adviser and certain affiliates will be entitled to receive reimbursement of up to 1.5% of the gross proceeds raised until offering and organizational costs have been recovered. Please either confirm that the Adviser and its affiliates are entitled to such costs under the Advisory Agreement, or remove the reference.

Response: The Company and the Adviser have agreed to limit the Company’s reimbursement of offering and organization costs (“O&O”) to no more than 1.5% of the gross equity raised. The Company has revised footnote 3 to the table in the “Fees and Expenses” section of the Prospectus to remove the statement that such limitation is contained in the Investment Advisory Agreement (“IMA”).

2.
Please provide further detail for the accounting of organizational and offering costs. Detail should include how the Company determines to pay the costs, the frequency of payments, and how payments for the costs are calculated. Please explain whether the company has performed a FAS 5 analysis for accruing organizational and offering costs.

Response: The Company has entered into an IMA and an Expense Support and Conditional Reimbursement Agreement (“ESA”) with Adviser.  Specifically, the IMA provides that Adviser is entitled to reimbursement of all O&O advanced by Adviser, which the Adviser has agreed to limit such reimbursement to up to 1.5% of gross equity raised, and to reimbursement of other expenses incurred on the Company’s behalf.  The Adviser and the Company have also entered into the ESA, in which Adviser is obligated to make cash payments to the Company and/or to reduce amounts otherwise payable to the Adviser, sufficient to ensure that the Company’s investor distributions will not be funded from proceeds raised in the offering and the Company’s operating expenses will remain at a reasonable level commensurate with its investment income, as discussed below. While amounts payable to or receivable from the Adviser were calculated independently in accordance with the respective agreements, the

Company offset certain amounts for financial statement presentation in accordance with ASC 210-20, Balance Sheet - Offsetting,
Investment Advisory Agreement
Pursuant to Section 2(b) of the IMA, the Adviser was obligated to fund all O&O expenses on behalf of the Company until it commenced operations:
“Prior to the effective date of this Agreement, the Adviser and/or one or more of its affiliates will bear Organization and Offering Expenses on behalf of the Company. Upon such time that this Agreement becomes effective pursuant to Section 11(a), the Adviser and each such affiliate will be entitled to receive reimbursement from the Company of Organization and Offering Expenses it has paid on behalf of the Company (the “Reimbursable O&O Expenses”) until all of the Organization and Offering Expenses incurred and/or paid by the Adviser and each such affiliate have been recovered.”
As of May 1, 2015, the Adviser had incurred $2,060,041 in O&O on behalf of the Company. On May 1, 2015, the Company raised the required minimum offering proceeds and commenced operations. In accordance with ASC 450, Contingencies (ASC 450), the Company evaluated at that date whether it should accrue for O&O costs incurred on its behalf.
ASC 450 Analysis - O&O Reimbursement
Since O&O incurred by the Adviser on behalf of the Company is only reimbursable through gross equity proceeds raised, reimbursement of such costs to the Adviser is contingent upon its ability to raise capital through the offering.
ASC 450 states that the likelihood of the future event to occur that would lead to a loss contingency should be assessed.  An estimated loss (or reimbursement of O&O in this case) shall be accrued if both the following conditions are met: (1) information is available before the financial statements are issued indicating that it is probable that a liability had been incurred at the date of the financial statements, and (2) the amount can be reasonably estimated. To address these tests:
1.Probability: Equity raised in a non-traded closed-end fund offering typically increases significantly at the end of the offering period. Since O&O costs reimbursable to the Adviser are capped at 1.5% of gross proceeds raised, the Company will be obligated to reimburse the Adviser for all O&O costs incurred if it raises at least $137.3 million during the offering period (or approximately 9.2% of total common stock being offered by means of the Company’s registration statement). Based upon its capital raise targets, and its past experience in fundraising for closed-end products, the Company concluded that it was probable that it would raise the equity necessary for Adviser to recoup the entire amount of O&O. The Company is currently on pace to meet or exceed those amounts based on the capital raising efforts in the past couple of months, and as disclosed in the prospectus.
2.Reasonably Estimable: Pursuant to Section 2(b) of the IMA, the Adviser funded all O&O prior to commencement of operations. Upon commencement of operations, the Adviser became entitled to be reimbursed for advanced O&O for the amount advanced, or $2,060,041, as required under Section 2(d) of the IMA. Accordingly, these amounts were known as of the date the Company commenced operations and the ASC 450 analysis was performed.
Since the Company concluded that it was probable that it would raise sufficient proceeds over the term of the offering to reimburse O&O incurred by the Adviser, and the amount was reasonably estimable, the Company accrued a liability payable to the Adviser for the full amount of O&O costs incurred by the Adviser in accordance with generally accepted accounting principles (“GAAP”). See ASC 946-20-35-5. Offering costs also were recorded as a deferred asset and organizational costs recorded as an operating expense under GAAP. See ASC 946-20-35-5.

As required under ASC 450, the Company re-assessed the probability that the O&O liability would be incurred to the Adviser under the terms of the IMA as of each reporting period - i.e. June 30, 2015 and September 30, 2015.  The Company concluded that as of the end of each reporting period it continued to be probable that the O&O liability would be incurred. In making this assessment, the Company evaluated only the sole contingency embodied in the IMA - i.e. whether sufficient gross equity proceeds would be raised over the fundraising period to incur the liability to the Adviser. In determining whether the liability was probable, the Company did not evaluate the likelihood that such amounts might be set-off against amounts due under the ESA (i.e. the likelihood that such amounts would be paid), since it concluded that such an approach would be inconsistent with ASC 450 and FASB Concept Statement No. 6 (“CON 6”). Specifically, ASC 450 requires evaluation of whether a contingent liability has been incurred (emphasis added), while CON 6 indicates that a liability (which includes both legally binding obligations and constructive obligations) should “continue as a liability of the entity until the entity settles it, or another event or circumstance discharges it or removes the entity’s responsibility to settle it.” Since the total O&O liability was expected to be incurred at the reporting date, and since there were not sufficient Expense Payments due under the ESA to discharge the obligation, the Company concluded that the net O&O liability should continue to be reflected on the statement of assets and liabilities at June 30 and September 30, 2015. If, upon performing its ASC 450 (FAS 5) analysis with respect to the O&O liability at June 30 or September 30, 2015, the Company determined that it was no longer probable that a liability would be incurred, it would have reduced the O&O liability at that time with a corresponding reduction in the balance of unamortized deferred offering costs. The Company does not believe it is appropriate that the reduction of the liability would result in income to the Company; however, if income was increased, it would reduce the amount recognized under the ESA, with no net change in net assets resulting from operations. These entries would either decrease an asset and a liability by a corresponding amount, or increase income or decrease expense support by a corresponding amount, neither of which would result in a change in total equity. Accordingly, the Company believes that performing the ASC 450 (FAS 5) analysis on a “net” basis considering the potential interplay between the IMA and ESA would only reduce the transparency of the financial statements without affecting NAV at either reporting period.
Expense Support and Conditional Reimbursement Agreement
On March 25, 2015, the Company entered into the ESA with Adviser. Pursuant to the ESA, Adviser has agreed to reimburse, or offset such reimbursement against amounts due to Adviser, “Operating Expenses” in an amount that is sufficient to: (i) ensure that no portion of the Company’s distributions to stockholders will be paid from the Company’s Offering proceeds or borrowings (the “Distribution Objective”), and/or (ii) reduce the Company’s operating expenses until the Company has achieved economies of scale sufficient to ensure that the Company bears a reasonable level of expense in relation to the Company’s investment income (the “Operating Expense Objective”). Amounts funded under the ESA or otherwise set-off against payables to the Adviser are hereafter referred to as “Expense Support Payments”. Under certain circumstances, the Company may be obligated to reimburse the Adviser for Expense Support Payments. Amounts reimbursed to the Adviser under the ESA are hereafter referred to as “Reimbursement Payments.”
“Operating Expenses” are not defined in the ESA, however the Section 1.4 of the agreement defines “Reimbursable Expenses” as follows:
1.4    For purposes of this Agreement, “Reimbursable Expenses” means all costs and expenses paid or incurred by the Company, as determined under generally accepted accounting principles, that are (i) reimbursable pursuant to the IMA dated as of January 20, 2015 between the Adviser and the Company (the “Advisory Agreement”), (ii) reimbursable pursuant to the Administration Agreement dated as of January 20, 2015 between the Company and an affiliate of the Adviser and (iii) paid or accrued by the Adviser on behalf of the Company and not otherwise already reimbursable pursuant to Section 1.4(i) or Section 1.4(ii).
Since it stands to reason that all reimbursable expenses should also be considered operating expenses, the Company applied this definition to determine what is included in operating expenses under the ESA. In order to evaluate whether the Operating Expense Objective has been met, the ESA requires a formulaic calculation, which is based upon GAAP expenses recognized in the Company’s statement of operations. Since organizational costs (which were expensed upon commencement of operations) and amortization of deferred offering costs (which are being amortized over 12 months in accordance with ASC 946-20-35-5, Financial Services - Investment Companies) are included in the Company’s operating expenses in the statement of operations for the period ended September 30, 2015, these amounts are included in the formulaic calculation required by the ESA.
As of September 30, 2015, the formulaic calculation under the ESA resulted in an Expense Payment due from the Adviser of $1,671,871, which is comprised of the following components:

GAAP operating expenses incurred by Company	$140,769
GAAP operating expenses incurred by Adviser:
Non-O&O expenses	347,384
Organizational expenses	368,732
Amortization of deferred offering costs	612,093
Total GAAP operating expenses incurred by Adviser	1,328,209
Expense Payment due to meet Operating Expense Objective	1,468,978

Expense Payment due to meet Distribution Objective	202,883
Total Expense Payment due	$1,671,871
The Company applies the provisions in ASC 946-20-25-4, which provides that a liability for such excess expenses should be recognized if, and to the extent that, the expense limitation agreement's established terms for repayment of the excess expenses to the Adviser by the fund and the attendant circumstances meet criteria (a), (b), and (c) of paragraph 36 of FASB Concepts Statement No. 6, Elements of Financial Statements-a replacement of FASB Concepts Statement No. 3 (incorporating an amendment of FASB Concepts Statement No. 2), and the criteria in FASB ASC 450-20-25-2, as discussed above.
FASB ASC 946-20-05-8 also indicates that, under most excess expense plans, a fund is obligated to repay a servicer for expenses incurred previously only if, during a defined period, the fund retains the service provider and can reduce its expense ratio to a low enough level to permit payment, and the fund maintains that ratio at a sufficiently low level thereafter. Many substantive conditions could cause the fund to have no obligation to the servicer, including failure to attract assets, significant redemptions of shares by investors, market depreciation, and significant increases in other expenses, all of which could drive expenses up to or beyond the maximum under which payment would otherwise be made.
In accordance with ASC 946-20-25-4, the Company performed an analysis pursuant to ASC 450 and concluded that it was not probable that it would generate sufficient available operating funds over the subsequent 36-month period to trigger reimbursement payments to the Adviser. Accordingly, the contingent expense reimbursement was recorded as a reduction in the Company’s operating expenses in the statement of operations, rather than as a payable to the Adviser.
ASC 450 Analysis - Contingent Reimbursement Obligations
Since Expense Payments made by the Adviser are only reimbursable through future revenues, reimbursement of such amounts to the Adviser is contingent upon the future performance of the investment portfolio. In accordance with ASC 450, the Company evaluated whether it should accrue a reimbursement payment to the Adviser as discussed below.
Pursuant to Section 2.1 of the ESA, Reimbursement Payments are due to the Adviser when “Available Operating Funds” exceed cumulative distributions declared to the Company’s shareholders:

“Following any calendar quarter in which Available Operating Funds exceed the cumulative distributions declared to the Company’s shareholders in such calendar quarter and such excess that is intended to be used to pay expenses qualifying as a Reimbursable Expense (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), the Company shall pay such Excess Operating Funds, or a portion thereof in accordance with Section 2.2, to Adviser or accrue such Excess Operating Funds as a liability until such time as all Expense Payments made by Adviser to the Company within three (3) years prior to the last business day of such calendar quarter have been reimbursed or waived. Any payments required to be made by the Company pursuant to this Section 2.1 shall be referred to herein as a “Reimbursement Payment.”
Available Operating Funds is defined in Section 1.3 of the ESA as follows:
“…[m]eans the sum of (i) the Company’s net investment company taxable income…(ii) the Company’s net capital gains… and (iii) dividends and other distributions paid to or otherwise earned by the Company on account of investments in portfolio companies…”
The amount of the reimbursement payment for any calendar quarter will equal the lesser of (i) the Excess Operating Funds in such calendar quarter, and (ii) the aggregate amount of all Expense Payments made by Adviser to the Company (or otherwise accrued by Adviser with respect to the Company) within three years prior to the last business day of such calendar quarter that have not been previously reimbursed by the Company to Adviser.
Additionally, the Company has agreed in the future to add the following provisions to the ESA, further limiting its ability to make Reimbursement Payments to the Adviser:
1.The Company’s Operating Expense Ratio at the time of reimbursement, after taking into account the reimbursement payment, may not be higher than the Company’s Operating Expense Ratio at the time the corresponding expense support liability was incurred by the Adviser; and
2.    The Annualized Distribution Rate to stockholders, on a percentage basis, is equal to or greater than the annualized distribution rate to stockholders, on a percentage basis, as of the date the corresponding Expense Support Payment was made.
The application of the above ratios would not have impacted the Company’s financial statements as of the period ended September 30, 2015 because the Company did not have excess operating funds during that time. The Company undertakes to memorialize the above conditions by letter or revision to the Expense Support and Conditional Reimbursement Agreement.
The following approximates the calculation of Available Operating Funds and Excess/(Deficit) Operating Funds as of September 30, 2015:

Net Investment Income	$95,811
Net Realized Gains	48
Total Available Operating Funds	95,859
Distributions (Cash and DRP)	(167,961)
Excess/(Deficit) Operating Funds	$(72,102)
As the Company did not have Excess Operating Funds to reimburse the Adviser for Expense Support Payments the reimbursement tests under the ESA were not met. Additionally, based upon its cash flow forecasts, the Company determined that it was not probable that Available Operating Funds would exceed cumulative distributions during the three-year reimbursement period. Accordingly, the Company concluded that it was probable that the Expense Payment would not be reimbursed and the Adviser would forfeit its right to reimbursement after 36 months.

In accordance with ASC 450, the Company will update its analysis at each reporting period to evaluate whether the contingent reimbursement obligation should be accrued as of that date.
FAS 5/ASC 450 Analysis - Other Expenses
As discussed above, the Adviser is entitled to reimbursement payments under the ESA in any calendar quarter in which the Company has Excess Operating Funds (i.e., Available Operating Funds exceed the cumulative distributions declared to the Company’s stockholders). For the quarter ended September 30, 2015, the Company did not have Excess Operating Funds, and therefore did not have an obligation to repay amounts incurred under the ESA.
Offset of Amounts Due to/from Adviser for Financial Statement Presentation
As of September 30, 2015, no amounts due to or from the Adviser and its affiliates had been settled in cash.
Pursuant to Section 1.2 of the ESA, “The Expense Payment for any calendar quarter shall, as promptly as possible, be: (i) paid by Adviser to the Company in any combination of cash or other immediately available funds, and/or (ii) offset against amounts due from the Company to the Adviser.”
ASC 210-20 allows for assets and liabilities to be offset in the balance sheet when a right of setoff exists between two parties. ASC 210-20-5-2 indicates that the right of setoff applies both to unconditional amounts as well as “conditional amounts recognized for contracts under which the amounts to be received or paid…depend on future [rates] or other factors.” For a right of setoff to exist, ASC 210-20-45-1 requires that the following conditions be met:

a.	Each of two parties owes the other determinable amounts.

b.	The reporting party has the right to set off the amount owed with the amount owed by the other party.

c.	The reporting party intends to set off.

d.	The right of setoff is enforceable at law.
As of September 30, 2015, the Company concluded that the conditions above were met with respect to both the O&O payable to the Adviser of $2,060,641, other operating expenses payable to the Adviser of $347,384 and Expense Payments due from the Adviser of $1,671,871, resulting in a net payable to the Adviser of $736,164 at September 30, 2015.
A summary of amounts payable to the Adviser and its affiliates, and amounts reimbursable to the Adviser and its affiliates or otherwise offset pursuant to the ESA, is shown below.

	Payable to Adviser and its affiliates	Offset pursuant to ESA	Reimbursable pursuant to ESA	Net payable (receivable)
O&O costs	2,060,641	(980,825)	̶	1,079,816
Operating expenses	347,384	(347,384)	(140,769)	(140,769)
Distribution support	̶	̶	(202,883)	(202,883)
	2,408,025	(1,328,209)	(343,652)	736,164
As shown above, as of September 30, 2015, the Company had a net payable to the Adviser for O&O costs of $1,079,816 and a net receivable for Expense Payments due under the ESA of $343,652. The Expense Support payment will be settled in cash during the quarter ended December 31, 2015. The payment will be received by the Company on or before December 11, 2015. See response to comment 3 regarding the materiality of such payment.
The O&O costs payable will be reimbursed through gross equity proceeds raised in future periods. It should be noted that, absent any changes in the Company’s ASC 450 analysis for its Reimbursement Payment obligation, the Adviser’s reimbursement for O&O costs subsequent to September 30, 2015 will be limited to $1,079,816, regardless of the total amount of gross proceeds raised, which is the total amount of the O&O advanced by Adviser less the amount of O&O that was include in the statement of operations and considered in the ESA analysis, as discussed above.
The Company has discussed its conclusions with Ernst & Young, and both the Company and E&Y concluded that the financial statements as of September 30, 2015 did not contain a material misstatement.
Additional Condition for Reimbursement Payments
The Company believes that including the components of O&O (expensed organizational costs and amortization of deferred financing costs) that are recognized as GAAP expenses in the statement of operations in the expense support amount is ultimately beneficial to the investor, as it effectively imposes a three-year limitation on the reimbursement of O&O that otherwise would remain outstanding throughout the entire term of the offering period.
The Company acknowledges that the inclusion of O&O in the definition of “Operating Expenses” could result in a situation in which Adviser receives cash reimbursements in excess of the amount that would otherwise be due under the agreed upon cap of 1.5% as discussed above. In order to mitigate this potential risk, the Company proposes a third condition, in addition to the two conditions that will be incorporated into the Company’s ESA, that will limit reimbursement payments that can be made by the Company under the ESA to the sum of: (i) all expense payments paid by the Adviser to the Company in cash and not previously reimbursed; (ii) non-O&O operating expenses incurred by the Adviser and its affiliates and accrued as payables by the Company; and (3) O&O incurred by the Adviser and its affiliates and accrued as payables by the Company, up to a limit of 1.5% of gross proceeds raised. The Company undertakes to incorporate the third condition into the ESA by letter or supplement thereto.
For the O&O inputs reimbursement, using September 30, 2015 as an example, the Company currently has approximately $980,000 of O&O inputs included in the expense support amount, which is included as an off-set to the O&O payable. The O&O reimbursement cap is 1.5% of gross offering proceeds, or approximately $174,000. If, as of September 30, 2015, the Company had excess operating funds and met the operating expense ratio and annualized distribution rate tests, the Company would include the $174,000 in the expense support reimbursement amount. The same practice would be used until such time that the O&O liability is fully repaid to the Adviser, subject to the three year reimbursement period.
Adding this third condition to the ESA would not impact the Company’s financial statements as no Reimbursement Payments were accrued to the Adviser at September 30, 2015. The Company also has modified the Prospectus to reflect the treatment of O&O discussed above.
Future ESA Tabular Disclosure
For the quarter ended September 30, 2015, the Company did not have Excess Operating Funds, and therefore did not have an obligation to repay amounts incurred under the ESA.  In its next quarterly filing, which is its annual report on Form 10-K, the Company will revise its financial disclosures to state that expenses support payments under the ESA will not be reflected as a liability on the statement of assets and liabilities until the Company has excess net income eligible for reimbursement and satisfies the Operating Expense Ratio and Annualized Distribution Rate requirements.  The Company also will disclose the amounts due under the ESA by use of the following table:

Quarter Ended	Amount of Expense Payment Obligation	Amount Repaid to Adviser	Operating Expense Ratio	Annualized Distribution Rate	Eligible to be Repaid Through

3.
Please provide the gross amounts “due to the Adviser from the fund” and the gross amounts “due from the Adviser to the fund.” The Company should explain whether the amounts are being settled in cash under the existing agreements. Please detail whether all amounts currently due have been settled.

Response: Amounts due from the Company to the Adviser and its affiliates include (i) O&O costs advanced on the Company’s behalf and subject to reimbursement of up to 1.5% of gross proceeds raised in the offering to the extent such amounts have not been adjusted through the statement of operations and considered in the ESA analysis and (ii) operating expenses advanced on behalf of the Company pursuant to the IMA between the Company the Adviser or otherwise paid or accrued by the Adviser on behalf of the Company. Amounts due from the Adviser and its affiliates to the Company include cash advances and/or capital contributions in accordance with the ESA between the Adviser and the Company.
A summary of amounts payable to the Adviser and its affiliates, and amounts reimbursable to the Adviser and its affiliates or otherwise offset pursuant to the ESA, is shown above.
Amounts due to the Adviser and its affiliates pursuant to the IMA and amounts due from the Adviser pursuant to the ESA were offset and presented on a net basis in “Due to affiliates, net”, on the September 30, 2015 statement of assets and liabilities. The Company initially concluded that net presentation was appropriate because Section 1.2 of the ESA allows for the expense or distribution support payments to either be settled by Adviser to Company in any combination of cash or immediately available funds or to be offset against amounts due from the Company to the Adviser, and it concluded that the other conditions of ASC 210-20-45-1 for a right of setoff were met, as discussed above. While the Company does not present a classified balance sheet, the Company evaluated whether offsetting the current receivable under the ESA with the noncurrent payable for O&O costs resulted in a misstatement of the September 30, 2015 balance sheet. As of September 30, 2015, a total of $343,652 that is due from the Adviser pursuant to the ESA and will be funded in cash during the quarter ended December 31, 2015 (comprised of $140,769 due from Adviser for operating expenses and $202,883 due from Adviser for distribution support). If this amount was presented on a gross basis, it would increase total assets and total liabilities by $343,652 at September 30, 2015. Since this amount represents less than 3.0% of the Company’s total assets as of December 31, 2015, and does not impact the Company’s results of operations or cash flows, and since the detail of amounts due to/from the Adviser and its affiliates is provided in the footnotes to the financial statements, management concluded that any potential reclassification difference related to the set-off of the current receivable with the noncurrent payable would be immaterial to the Company’s interim financial statements. Management considered the guidance in Staff Accounting Bulletins No. 99 and 108 in making this assessment.
The Company has discussed its conclusions with Ernst & Young, and both the Company and E&Y concluded that the financial statements as of September 30, 2015 did not contain a material misstatement.
In future filings, the Company undertakes to provide increased disclosure about amounts due to the Company under the ESA and amounts payable to the Adviser and its affiliates under other agreements and to disclose amounts that will be settled in cash pursuant to the settlement provisions of the ESA separately from other affiliate balances.
The Company undertakes to incorporate a third condition into the ESA by letter or supplement thereto. See response to comment #2, above.

4.	Please provide updated financial information for the most recent quarter.
Response: The Company has updated the management discussion and analysis and financial statements in the Prospectus for the quarter ended September 30, 2015.

5.
Please describe whether organizational and offering costs are included or excluded from the ESA, including when the ESA became effective. Were any organization and offering costs waived? Also include an explanation of how organizational and offering expenses differ from other expenses under the ESA. Please describe whether, to date, the company has cash settled organizational and offering expenses in excess of 1.5% of gross proceeds.

Response: Please see the response to comment #2, above. As shown in the table, the Company reduced amounts payable to the Adviser by $980,825, representing the amount of organizational and offering expenses that were included in the statement of operations for the period from May 1, 2015 through September 30, 2015. Since all O&O expenses were accrued and payable at September 30, 2015, the Company concluded that it was appropriate to offset the Adviser’s assumption of a portion of such expenses under the ESA with the accrual. The Company advises the Staff that no O&O costs have been waived by Adviser, nor has it cash settled any O&O expenses in excess of the 1.5% limitation. The Company also notes that the O&O reimbursable under the ESA is subject to a three-year limitation on recoupment.

6.	Please explain the character of the distributions to and from the Adviser. Please detail whether there was a return of capital.
Response: Under Section 1 of the ESA, the Company is entitled to reimbursement to the extent necessary to prevent distributions from constituting a return of capital. Thus, the Company does not believe that it has made distributions that represent returns of capital. However, if the amounts received under the ESA are excluded from the Company’s distributions, the Company estimates that 51% and 41% of the distributions for the quarters ended June 30, 2015 and September 30, 2015, respectively, would have been returns of capital. The Company undertakes to provide an estimate of estimated returns of capital on a quarterly basis in its periodic filings.

7.	On the schedule of investments, please state the terms of applicable LIBOR (e.g., 3-month, 6-month, etc.), and identify the LIBOR rate at the end of the period on a going-forward basis.
Response: The Company will provide the terms of applicable LIBOR (e.g., 3-month, 6-month, etc.), and identify the LIBOR rate at the end of the period in its next quarterly filing, which is its annual report on Form 10-K.

8.	Provide an undertaking that the company will update the fee table if the company believes it will not be able to raise the estimated $100 million in gross proceeds in the next 12 months.
Response: The Company undertakes to update the fee table if it does not believe it will be able raise the estimated $100 million in gross proceeds over 12 months.

9.	On statement of assets and liabilities, explain in detail the entry for “contributed costs receivable.”
Response: The Company advises the Staff that “contributed costs receivable” represents equity that has been raised (i.e., for which a subscription agreement has been entered into), but for which the Company has not received cash before the period ended September 30, 2015. The Company notes that it received all funds due by October 13, 2015.

10.	Additionally, if short-term investments or money market funds are included in cash & cash equivalents, please list those amounts in the schedule of investments.
Response: The Company advises the Staff that it has not invested in any short-term investments or money market funds for the period ended September 30, 2015.

11.	On statement of assets and liabilities, please reconcile amounts due to affiliates with the related party statement on page 16.
Response: The Company refers the Staff to the table contained in Note 5 of the Financial Statements in the Company’s report on Form 10-Q for the period ended September 30, 2015, which is included in the Prospectus. That table summarizes both the gross amounts due to the Company’s affiliates, and the gross amounts payable from affiliates to the Company.

12.	On the statement of operations, please include a footnote stating the date that Company began operations (May 1, 2015) to explain the period on a going-forward basis.

13.
Response: The Company will include a footnote noting the date that the Company began operations (May 1, 2015) to the statement of operations in its next quarterly filing, which is its annual report on Form 10-K.

14.	On the statement of operations, please list separately any item included in general administrative expense if that item represents more than 5% of total expenses on a going forward basis.
Response: The Company will undertake to state separately expense items, other than those listed in Regulation S-X 6-07, if such expenses items exceed five percent of the total expenses listed in the statement of operations. The Company advises the Staff that, as of the quarter ended September 30, 2015, no single item contained in general and administrative expenses exceeded 5% of total expenses listed in the statement of operations.

15.	On the schedule of investments, confirm whether the company has performed analyses under Rule 3-09 or 4-08(g) of Regulation S-X on a quarterly basis.
Response: The Company advises the Staff that none of its investments in its portfolio companies would trigger a reporting obligation under Rules 3-09 or 4-08(g) of Regulation S-X for the quarter ended September 30, 2015. The Company undertakes to conduct such analysis on a quarterly basis going forward.

16.	On schedule of investments, to the extent that interest includes PIK interest, state that fact separately on a going-forward basis.
Response: On a going-forward basis, the Company will update its schedule of investments to include the actual interest rate for each investment at the end of the period, as well as a notation if such amount includes PIK interest. This change will be implemented with the Company’s annual report on Form 10-K.

17.	Please provide disclosure regarding any debt investments in a newly-formed holding company that the Company wholly-owns.
Response: The Company advises Staff that it does not hold any debt investments in newly-formed wholly-owned companies.

18.	In the notes to the financial statements for September 30, 2015, delete the last sentence under the heading “Organization Costs” on page F-25 on a going-forward basis.
Response: The Company will modify the disclosure under the “Organization Costs” Section of the notes to its financial statements in its next quarterly filing, which is its annual report on Form 10-K.

19.
In Note 4 to the financial statements, please detail the calculation for the Level 3 investments, and explain why weighted averages for the investments at the end of note 4 fall outside of the ranges disclosed.

Response: In the Form 10-Q for the quarter ended September 30, 2015, the Company calculated the weighted average for Level 3 investments on an aggregate basis. In the future, the Company will calculate the weighted average by each category separately. The weighted average for the period ended September 30, 2015 would have been 9.89% and 12.00% for senior secured loans - first liens and senior secured loans - second liens, respectively.

20.	Please provide a table detailing the amounts due under the ESA consistent with previous SEC comments.
Response: The Company undertakes to provide additional tabular disclosure regarding the details surrounding the amounts due under the ESA as appropriate, including the distribution rate and the expense ratio, in its next quarterly filing, which is its annual report on Form 10-K.
* * *

In connection with the submission of the responses, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * *
If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218.
Sincerely,
/s/ Cynthia M. Krus
Cynthia M. Krus